December 10, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ATP Oil & Gas Corporation
Comment Letter Dated December 7, 2010
Registration Statement on Form S-4; File Number 333-169880, filed October 12, 2010 (the “Registration Statement”)

Ladies and Gentlemen,

Set forth below is the response of ATP Oil & Gas Corporation (“we,” “ATP” or the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letter of the Staff dated December 7, 2010.

General

1.	We note your response to comment 3 in our letter dated November 5, 2010. Please discuss further the resources that you have allocated to address any environmental harm, including the amount of money you are prepared to spend on such efforts, how the money would be spent, the number of employees that will be involved, and any equipment that you own.

Response: Regarding the amount of money required and how it would be spent, we will dedicate any and all resources available to us to address any environmental harm we cause. The money, personnel and equipment to be committed to such an effort will be dictated by the extent of the incident and the related environmental risk. We are prepared to utilize all available cash and, if necessary, to seek additional liquidity through additional financing sources and asset sales. In the event of any environmental harm caused by us, our direct sources of funds would be supplemented by applicable insurance coverage.

ATP has available to it the resources of the service providers listed below (the “Contracted Providers”), as documented in our Gulf of Mexico Regional Oil Spill Response Plan (“Response Plan”) on file with the BOEM:

ATP Oil & Gas Corporation	4600 Post Oak Place	Suite 200	Houston, TX 77027	www.atpog.com

Securities and Exchange Commission

Response to Comment Letter Dated December 7, 2010

Description	Contracted Provider
Spill Management Team	O’Briens Oil Pollution Service, Inc.
Equipment Provider	Clean Gulf Associates

Storage Equipment Provider	National Response Corporation
Dispersant/Aircraft	Airborne Support, Inc.
Response Personnel	Marine Spill Response Corporation

Regarding employees and equipment, we employ the industry practice of utilizing the specialized equipment and highly trained employees of third-party service providers because of the infrequent nature of environmental incidents. Our agreements with the Contracted Providers provide immediate access to their personnel and equipment on a 24-hour per day basis. In the event an incident caused by us results in environmental harm, all of our employees would also be available for our response. Our offshore response strategy is built around the oil spill containment and recovery equipment provided by Clean Gulf Associates and supported by Marine Spill Response Corporation. The following table, also derived from our Response Plan, lists equipment directly owned by Clean Gulf Associates that would be available for use in the event of an incident caused by us:

Item Description	Amount
Skimming Vessels
HOSS Barge (43,000 Bbls/day)	1
46' Skimming Vessel (5,000 Bbls/day)	4
Marco Skimmer (3,588 Bbls/day)	3
Egmopol (3,000 Bbls/day)	2
Skimmer Equipment
Fast Response Unit (3,770 Bbls/day)	5
Fast Response Unit (3,400 Bbls/day)	4
Rope Mop (77 Bbls/day)	1
Foilex Skim Package (TDS 150)	3
4 Drum Skimmer (Magnum 100)	2
2 Drum Skimmer (TDS 118)	2
Boom
42" Auto Boom (ft)	25,000
Beach Boom (ft)	10,000
Storage
Oil Storage Barge - 249 Bbl	4
Tanks - 100 Bbl (Secondary)	8
Tanks - 100 Bbl (Primary)	9
Dispersants
Exxon Corexit 9527 (330 Gal. Totes)	4
Exxon Corexit 9500 (Gal.)	29,040
Exxon Corexit 9527 (Gal.)	4,180
Dispersant Spray System	2
Trailers
Wildlife Rehabilitation Trailer	1
Wildlife Support Trailer	1
Support Equipment
Bird Scare Guns (set of 12)	10
Expandi Boom Roto-Pac Unit	3

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ATP Oil & Gas Corporation	4600 Post Oak Place	Suite 200	Houston, TX 77027	www.atpog.com

Securities and Exchange Commission

Response to Comment Letter Dated December 7, 2010

In addition to the contracted resources listed above, we have identified and documented within our Response Plan over 130 resource providers with equipment, support services and supplies available to assist us in our response.

In responding to the comment received from the Staff by letter dated December 7, 2010, ATP acknowledges that: (i) ATP is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to ATP’s Exchange Act filings; and (iii) ATP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response above adequately address the Staff’s comments on this filing. If you have any questions or comments, please call me at 713-403-5514.

Sincerely,
ATP Oil & Gas Corporation

/s/ Albert L. Reese Jr.
Albert L. Reese Jr.
Chief Financial Officer

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ATP Oil & Gas Corporation	4600 Post Oak Place	Suite 200	Houston, TX 77027	www.atpog.com